Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

July 16, 2021

Alberto H. Zapata, Esq.
Senior Counsel
Division of Investment Management - Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:
Pruco Life Insurance Company
Pruco Life Variable Universal Account

Pruco Life Insurance Company of New Jersey
Pruco Life of New Jersey Variable Appreciable Account

Registration Statements on Form N-6
File Nos. 333-237297 and 333-237296

Mr. Zapata:

The purpose of this correspondence is to respond to Staff comments received telephonically on June 30, 2021. The Staff’s comments relate to the prospectus that was filed on May 26, 2021, for Pruco Life Insurance Company’s PruLife® SVUL Protector® N-6 registration statement (File No. 333-237297). We are responding to these comments with the understanding that the same comments and responses apply to corresponding portions of the registration statement under file number 333-237296, filed on the same date by Pruco Life Insurance Company of New Jersey.

Upon satisfaction of our revisions and/or further comment, we plan to file amendments for the N-6 registration statements that will include revised disclosures, required exhibits, and company and separate account financial statements.

In order to meet our targeted launch dates, if the Staff has any further comments, we would appreciate if those could be provided by July 22, 2021.

The Staff’s comments and our responses are below.

1.General Filing Comment

a.The EDGAR contract ID lists the products as Pruco Life PruLife VUL Protector 2021 and Pruco Life of New Jersey PruLife VUL Protector 2021. Please confirm that the products can be located via EDGAR search using only the product name (e.g., PruLife SVUL Protector).

Response: The Company hereby confirms that the products are able to be located in EDGAR’s Variable Product Search by product name only.

b.Please confirm that the Company does not intend to use an Initial Summary Prospectus (“ISP”) with these products.

Response: The Company hereby confirms that an ISP will not be used with these products at this time. Please note that beginning in May 2022, the Company intends to use ISP’s for new sales of all variable products, including these products.

2.KEY INFORMATION TABLE

a.Transaction Charges. Please indicate that the sales load for premiums will increase substantially if premiums exceed the Sales Load Target Premium, and direct investors their contract for the applicable threshold.

Response: The disclosure in this section has been updated as follows:

In addition to a surrender charge, you may also be charged for other transactions. Such charges include sales charges on premiums paid under the Contract, administrative charges (to cover local, state, and federal taxes), transfer fees, withdrawal fees, and fees for decreases in the Basic Insurance Amount. Premiums that exceed the Sales Load Target Premium set forth in your Contract may* be subjected to significantly higher sales charges. For more information on transaction charges, please refer to the FEE TABLE and CHARGES AND EXPENSES sections of this prospectus.

*The Pruco Life of New Jersey version states, “...will be subjected to...” as the higher rate applies in all Contract Years.

b.Ongoing Fees and Expenses. Please confirm that the minimum and maximum fees shown here are based on gross expenses before fee waivers and including any fund facilitation fees.

Response: The Company hereby confirms that the minimum and maximum fees shown here are based on gross expenses before fee waivers, and that none of its investment options have fund facilitation fees. Please see Annual Fund Expenses on Page 5, which defines these expenses as “Expenses that are deducted from the Funds’ assets, including management fees, any distribution and/or service (12b-1) fees, and other expenses, but not including reductions for any fee waiver or other reimbursements.”

c.Risk of Loss. Please correct the spelling of “principle risks” to read “principal risks”.

Response: The Company has updated the spelling of “principle” to “principal” in this section and throughout the prospectus, as appropriate.

3. OVERVIEW OF THE CONTRACT

a.Brief Description Of the Contract. The second paragraph of this section is not part of the required form. Please consider whether it should remain in the prospectus.

Response: The Company has reviewed this paragraph. It will remain in the prospectus because it contains valuable disclosure for the investor.

b.Premiums. Please add more disclosure in this section explaining how the Sales Load Target Premium is set and warning investors that sales charges increase significantly if the target premium threshold is exceeded.

Response: The CHARGES AND EXPENSES section provides additional details on the factors that determine the Sales Load Target Premium (see Response 4, below). The first paragraph of this section has been updated as follows:

The Contract offers flexibility in paying premiums. With certain exceptions, you choose the timing and the amount of premium payments. Payment of insufficient premiums may result in a lapse of the Contract. Premiums that exceed the Sales Load Target Premium may* be subjected to significantly higher sales charges. Under certain circumstances we reserve the right to refuse to accept premium payments. Please refer to the PREMIUMS and CHARGES AND EXPENSES sections of this prospectus.

*The Pruco Life of New Jersey version states, “...will be subjected to...” as the higher rate applies in all Contract Years.

4. CHARGES AND EXPENSES

Sales Charge on Premiums. Please explain that the Sales Load Target Premium is specific to the policy, describe how it is determined, explain whether it is a fixed target premium for every policy year, and provide a short explanation of the impact of exceeding the threshold.

Response: The Company has updated the language in the second paragraph of this section, as follows:

This charge is made up of two rates. In each Contract Year we apply one percentage on the amount of premium received up to the Sales Load Target Premium and a second percentage on the amount of premium received over the Sales Load Target Premium threshold. The Sales Load Target Premium is determined at the time the Contract is issued based on factors including the insureds' issue ages, sex, and underwriting classifications, as well as any riders selected by the Contract Owner, and does not change from year to year (assuming no Contract changes). The maximum sales load we may charge in any Contract Year is 15% on amounts up to Sales Load Target Premium and 30% on cumulative premium amounts in excess of Sales Load Target Premium. The following chart describes the current sales load as a percentage of premiums received.

5. Appendix B

Please confirm that the website address listed is specific enough to enable investors to find the product prospectus.

Response: The Company hereby confirms that the website address www.prudential.com/eprospectus brings investors to a landing page listing each product beside a hyperlink that directs investors to the proper prospectus.

6. Statement of Additional Information

Please confirm that the following text in blue is a hyperlink: “The financial statements of the Pruco Life Variable Universal Account and of Pruco Life Insurance Company are hereby incorporated by reference to Form N-VPFS dated April 8, 2021.”

Response: The Company hereby confirms that this text is a hyperlink to the financial statements of the proper entities.

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (860) 534-6087 (office) or (860) 459-2006 (cell).

Respectfully yours,

/s/ Christopher J. Madin	July 16, 2021

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company Pruco Life Insurance Company of New Jersey	Date

cc:     Michael Pawluk
Sumeera Younis

Via EDGAR